Sono Group N.V.
Waldmeisterstraße 76
80935 Munich
Germany

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549-3628

June 23, 2022

Attention:	Gregory Herbers

Re:	Sono Group N.V. Registration Statement on Form F-1 File No. 333-265568

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) of Sono Group N.V. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on June 27, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Sullivan & Cromwell LLP, by calling Clemens Rechberger at +49 (69) 4272-5514.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Sullivan & Cromwell LLP.

[signature page follows]

Thank you for your assistance in this matter.

Very truly yours,

Sono Group N.V.

By:	/s/ Laurin Hahn
	Name:	Laurin Hahn
	Title:	Chief Executive Officer and Member of the Management Board

By:	/s/ Jona Christians
	Name:	Jona Christians
	Title:	Chief Executive Officer and Member of the Management Board

cc:	Torsten Kiedel Thomas Hausch Markus Volmer (Sono Group N.V.)

Krystian Czerniecki
Clemens Rechberger
(Sullivan & Cromwell LLP)

Paul van der Bijl
(NautaDutilh N.V.)

James McDonald
(Skadden, Arps, Slate, Meagher & Flom (UK) LLP)

Andrea Nicolas
(Skadden, Arps, Slate, Meagher & Flom LLP)